

April 23, 2018

<u>**Via E-Mail**</u>
Justin R. Salon, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006

>   **Re: The KeyW Corporation**
>   **Schedule TO-I**
>   **Filed April 13, 2018**
>   **SEC File No. 005-85881**

Dear Mr. Salon:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. Please provide us your legal analysis as to why the tender offer is not subject to Rule 13e-3.

2. We note that you incorporated your financial statements by reference to your annual report on Form 10-K. Please revise your disclosure to include all of the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO.

3. Please file the engagement letter with Royal Bank of Canada dated April 4, 2018 as an exhibit to the Schedule TO. See Item 1016(b) of Regulation M-A.

Offer to Purchase

Conditions to the Tender Offer, page 13

4.   We note that the offer is not financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidder will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Source of Funds, page 24

5.   Please provide the disclosure required by Item 1007(d) of Regulation M-A.

We remind you that you are responsible for the accuracy and adequacy of your disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions